[ACCELRYS LOGO]	10188 Telesis Court, Suite 100, San Diego, CA 92121 Tel 858 799 5000 Fax 858 799 5100 www.accelrys.com

September 30, 2005

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Response to Questions on Accelrys, Inc.’s March 31, 2005 Form 10-K filed June 13, 2005 (File No. 000-27188)

Dear Ms. Collins:

We received your letter dated September 19, 2005 relating to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Form 10-K for Accelrys, Inc. (the “Company”) filed June 13, 2005 (File No. 000-27188).  Set forth below are each of the Staff’s comments as they appeared in that letter, followed in each case by the Company’s response(s) thereto:

Comment:

1.               We note in your statement of cash flows you include a separate line item for net cash provided (used) by discontinued operations for each year presented. Please tell us how you considered footnote 10 of SFAS 95 in determining your presentation for discontinued operations in your 10-K and subsequent 10-Q.  In this regard, if you intend to maintain the presentation of separate cash flow information for discontinued operations, your statement of cash flows should separately disclose cash flows from operating, investing and financing activities related to discontinued operations.  Additionally, cash flows relating to discontinued operations within each category of cash flows may not be combined or netted, if material. Please tell us how you intend to comply with these reporting requirements.

Response:

We acknowledge the Staff’s comment regarding the disclosure of each category of cash flow for our discontinued operations.  In accordance with that comment, we will separately disclose cash flows from operating, investing and financing activities related to our discontinued operations in future periodic filings.

Comment:

2.               We note on page 18 that you license your software to smaller, development stage customers that have limited or no operating history and that in recent years, these customers often scale back or cease operations.  In addition, you state that if you are not able to collect payments from these customers, you may be required to write-off significant accounts receivable and recognize bad debt expense.  Tell us when you recognize revenues for sales to these customers and tell us how you considered paragraph 8 of SOP 97-2 in determining that the fees for such contracts are fixed and determinable and collectibility is probable.

Response:

Please note that page 18 describes a risk factor related to potential collection difficulties with respect to certain of our development-stage customers.  While this risk does exist, the majority of our current customers are well-established large pharmaceutical companies and universities.  Moreover, the Company takes several important steps to mitigate its exposure to this risk.

For instance, the Company’s finance department administers a robust credit evaluation process.  The process includes obtaining a credit report from a third party entity, when evaluating credit worthiness of potential customers, and reviewing payment history, when evaluating credit worthiness of current customers.  In the event that this evaluation process reveals that a particular current or potential customer presents a credit risk to the Company, the Company elects not to extend credit to that customer, revokes credit to that customer, and/or waits to record revenue from any sales to such customer until such time as payment is actually received by the Company.

Regarding recognition of revenue, consistent with paragraph 8 of SOP 97-2, the Company realizes the ability to recognize revenue resulting from sales to customers when:

•                  we obtain a written contract executed by the customer and the Company (i.e., persuasive evidence of an arrangement exists);

•                  we ship software and or/license keys to the end user (i.e., delivery has occurred);

•                  the contractual price has been defined and agreed to in the contract paperwork (i.e., fee is fixed or determinable), and;

•                  we obtain a written purchase commitment from the customer, and the results of the Company’s credit evaluation process leads the Company to believe that it is probable that it will be paid by the customer, or it has in fact been paid by the customer .  (collection is probable).

Following the satisfaction of the above criteria, the Company recognizes revenue in accordance with our revenue recognition policy as set forth in the “Critical Accounting Policies” section of the 10-K.

Comment:

3.               In addition to the previous comment above, tell us whether you offer varying payment terms for different customers.  Tell us your normal payments terms and whether you offer extended payment terms.  If you offer extended payment terms, tell us how the fee charged for your products under such terms is fixed or determinable.  Refer to paragraphs 27 and 28 of SOP 97-2.

Response:

The Company’s standard payment terms to all customers range from 30 to 120 days.    On the rare occasions that extended payment terms are granted, the Company defers revenue until such time as the payment becomes due.  However, in no event does the Company grant payment terms that extend beyond the expiration of the license term.  This practice is in accordance with paragraphs 27 and 28 of SOP 97-2.

Comment:

4.               In your results of operations discussed on page 32, you state that consulting and contracts revenue decreased as a result of transitioning to repeatable services.  Help us understand what is meant by this statement and what types of services represent repeatable services.  In addition, tell us your revenue recognition policy for these repeatable services and how it differs from your current revenue recognition policy related to consulting and contract services. Please advise.

Response:

The phrase “repeatable service” refers to services which can be rendered to several customers with minimal modifications, and thus become less labor- intensive.  An example of such a service is the development of a graphical user interface between our software and popular database applications, such as Oracle or IBM that can then be re-sold to multiple customers.  Historically, our consulting and contract services tended to be more customized, disparate engagements for specific customers that typically did not result in a service offering that could be repeated for other customers.

Revenue recognition for repeatable services is no different than for our other consulting and contract services.  Revenue is recognized as the services are delivered, according to the contractual terms.

Finally, the Company submits to the Staff that our total consulting and contract services revenue stream, for all service offerings, represented no more than 7.5% of our total revenue in any of the periods presented.

Comment:

5.               We note your disclosure on page 40 that in January 2004, you modified your annual license contracts and are now recognizing license and post contract support (PCS) revenue related to such contracts ratably over the license term whereas prior to January 2004, you recognized 64% of the fee in the quarter the license was executed and amortized the remaining 36% over the term of the contract relating to PCS. Tell us what modifications were made to these annual license contracts that resulted in a change to your revenue recognition policy and whether this modification affected your multi-year licenses, as well.  In addition, tell us how your policy for recognizing revenue from your annual and multi-year license contracts prior to the modification complied with SOP 97-2.  In this regard, explain how you allocated the license fee among the license and PCS and how you determined vendor-specific objective evidence (VSOE) for multiple-element arrangements under your annual and multi-year software license agreements.  Indicate the license term and PCS term including any renewal provisions.  Your response should address AICPA TPA 5100.53 and 5100.54. Please advise.

Response:

Customers may license the Company’s software for a perpetual, multi-year or annual term, and have been able to do so prior to the Company’s modification of its license agreements in 2004.  As disclosed under the heading “Critical Accounting Policies” in the MD&A section of the 10-K, beginning in 2004, the Company modified its term-based contracts (both annual and multi-year) to permit customers the right to exchange licensed software modules for other software modules of equal value.  Thus, a customer licensing software module A, for example, may, pursuant to such modified license, exchange that software module for a different module, module B, at any time during the term of the license.  For the remaining license term the customer would no longer be licensed to use module A, but would be licensed to use module B.  Because of these exchange rights, the Company recognizes revenue on such licenses ratably over the term of the license, consistent with paragraphs 48 and 49 of SOP 97-2, which mandate such ratable revenue recognition when the vendor is contractually obligated to deliver unspecified additional software products during the term of the license.

Prior to the modification of its license agreements, the Company recognized revenue separately on the two separate elements of its term-based contracts with its customers; the license and PCS.  The Company allocated value to the PCS based on its list prices for PCS.  The Company’s list prices were the same for PCS of equal duration, regardless of whether the PCS was purchased with new licenses or with an existing license as part of a PCS renewal, and regardless of the duration of the license purchased.    For example, if the Company licensed product A perpetually to ABC, Inc. for $100,000, including twelve months of PCS, it internally allocated $15,000 to the PCS and the residual ($85,000) to the license.  If the Company licensed the same product (product A) for a one-year term to XYZ Co. for $42,000, including twelve months of PCS, it internally allocated $15,000 to the PCS and the residual ($27,000) to the license.   Such PCS is also available for purchase separately if the customer is renewing the PCS for a perpetual license, and the price allocation for PCS purchased with a term-based license is based on the PCS renewal rate. The consistent PCS pricing provided the VSOE of the fair value of the PCS.

The amount allocated to PCS is recognized ratably over the term of the PCS consistent with paragraph 57 of SOP 97-2.  The residual amount applicable to the license is recognized following the satisfaction of the criteria listed in paragraph 8 of SOP 97-2 and consistent with SOP 98-9.

Finally, in contrast with TPA 5100.53 and 5100.54, our term-based contracts always specify equal duration for both the software license and the PCS.  For example a one-year contract grants both a license for one year and provides one year of PCS.

Comment:

6.               Help us better understand your revenue recognition policy related to your consortia agreements.  In this regard, please tell us the following:

•                  What accounting literature you are relying on in recognizing the initial software library upon delivery and the consortium membership fees ratably over the term of the agreement;

•                  Whether technological feasibility has been achieved prior to entering into the consortia agreements and whether the development of software under these agreements relate to the initial software library licensed to the members;

•                  How the development costs incurred during the development period under the consortia agreements are accounted for, and;

•                  If you are successful in developing the software under the consortia agreements, is the license awarded to the consortium members exclusive or do you have the right to use and sell the resulting software developed.

Response:

The Company recognizes revenue in accordance with SOP 97-2 as described above and in its Form 10-K.  The initial software library for consortia members, which is distinct from any potential products developed by the consortia, consists entirely of existing commercially available modules within the Company’s current product offerings, and is licensed pursuant to the Company’s standard license agreements.  By definition, these products have reached technological feasibility as they have been commercially released to and used by our customers, including customers who are not members of the consortia.  Indeed, consortia members may already have such software and in any event may use the software independently of any consortia activities.  Therefore, just as the Company would in the case of any commercial license, the Company recognizes revenue for licenses to this initial software library as set forth in its response to Comment no. 5, above.

Development costs for the software which is developed with the consortia’s involvement are accounted for consistent with the Company’s standard policy regarding software development costs as set forth in the MD&A section of the  Form 10-K under the heading “Critical Accounting Policies, Product Development Costs”.

To address the Staff’s final question, if the Company is successful in developing novel products with the consortia’s involvement, the Company can sell the products to all its customers following a brief exclusivity period.  The consortia agreements do not actually require the Company to develop such products, and the payment of consortia fees is therefore not contingent on such development.  Accordingly the Company recognizes revenue on its consortia fees ratably, consistent with paragraphs 48 and 49 of SOP 97-2.

*****

With the responses provided above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission) from taking any action with respect to the filing, and;

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses provided above sufficiently address the Staff’s comments from its September 19, 2005 letter. Should you need any further information or clarification you may contact me at (858) 799-5447.

Best regards,

/s/ David M. Sankaran
David M. Sankaran
Senior Vice President and Chief Financial Officer
Accelrys, Inc.